Via Facsimile and U.S. Mail
Mail Stop 4720

March 10, 2010

Peter W. Schneider, Esq.
Executive Vice President, General Counsel and Secretary
Primerica, Inc.
3120 Breckinridge Blvd.
Duluth, Georgia 30099

> **Re:** **Primerica, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed March 2, 2010**
> **File No. 333-162918**

Dear Mr. Schneider:

We have reviewed your March 2, 2010 response to our February 18, 2010 comment letter and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A filed March 2, 2010

General

1. Please provide placeholders throughout the prospectus where the concurrent private placement transaction is discussed to disclose the actual per share price of the up to $230 million of shares and warrants that Citi may sell to Warburg Pincus Private Equity X L.P. and Warburg Pincus X Partners, L.P.

Summary Historical and Financial Data, page 12

2. Your proposed disclosure of "pro forma stockholders' equity per pro forma outstanding share of common stock" appears to be similar to pro forma book value per share which is not contemplated under Article 11 of Regulation S-X.

Please remove this pro forma disclosure in the filing or tell us your basis for this presentation.

Risk Factors, page 15

"Our suitability policies and procedures could be deemed inadequate." page 27

3. We note the following statements on page 27: "FINRA is conducting an examination of our broker-dealer subsidiary, and is focusing in part on whether our trade review system appropriately reviewed client transactions for suitability. In early February 2010, FINRA advised us that it will likely be seeking from us an acceptance, waiver and consent of a violation. We are not able to predict the outcome of this investigation with certainty." Please expand your disclosure on pages 27 and 131 to explain how and why FINRA selected PFS Investments for this examination.

Dilution, page 47

4. Please explain to us how your use of pro forma common shares outstanding to calculate your historical net tangible book value per share complies with Rule 506 of Regulation S-K.

Selected Historical Combined Financial Data, page 49

5. It appears that you intend to disclose pro forma earnings per share for all periods presented. Please revise or explain to us how your disclosure complies with Rule 11-02(c)(2) of Regulation S-X.

Pro Forma Combined Financial Statements, page 51

6. In the introductory section it appears that Warburg Pincus transaction is included as part of the Transactions presented in the pro forma combined financial statements. However, we were unable to find any pro forma adjustments related to this transaction. If the Warburg Pincus transaction is probable and material to investors please revise your pro forma combined financial statements to give effect to this transaction. Please refer to Rule 11-01(a)(8) of Regulation S-X.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Nakada at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joshua B. Goldstein
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036